Exhibit 12.4


                               DELUXE CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                  Year
                                                  Ended                               Years Ended December 31,
                                           December 31, 1997     1996         1995        1994        1993        1992        1991
Earnings

Income from Continuing                           $115,150      $118,765    $169,319    $246,706    $235,913    $324,783    $295,493
Operations before Income Taxes

Interest expense                                    8,822        10,649      13,099       9,733      10,070      15,371       8,220
(excluding capitalized interest)

Portion of rent expense under                      13,621        13,467      14,761      13,554      13,259      12,923      11,807
long-term operating leases
representative of an interest fact

Amortization of debt expense                          122           121          84          84          84          84          71

TOTAL EARNINGS                                   $137,715      $143,002    $197,262    $270,077    $259,326    $353,161    $315,591

Fixed charges

Interest Expense                                   $9,742       $11,978     $14,714     $10,492     $10,555     $15,824      $8,990
(including capitalized interest)

Portion of rent expense under                      13,621        13,467      14,761      13,554      13,259      12,923      11,807
long-term operating leases
representative of an interest factor

Amortization of debt expense                          122           121          84          84          84          84          71

TOTAL FIXED CHARGES                               $23,485       $25,566     $29,559     $24,130     $23,898     $28,831     $20,868

RATIO OF EARNINGS TO FIXED CHARGES:                   5.9           5.6         6.7        11.2        10.9        12.2        15.1
